FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of: March 31, 1999

                             NEWCOURT CREDIT GROUP INC.

                             Newcourt Centre, 207 Queens Quay West
                                         Suite 700
                                     Toronto, Ontario
                                     Canada, M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-



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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 5, 1999

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary



News Release

For Immediate Release

Trading Symbol:  NCT               Media Contact:  Rick Perkins
                                                   (416) 507-5437

Exchange Listing:  Toronto         Investor Contact:  Geoff Ichii
                   Montreal                           (416) 507-6151
                   New York

    Newcourt reports first quarter results with sharply reduced use of securitization funding

Toronto, May 5, 1999 - Newcourt Credit Group today reported net income of US$36.1 million (Cdn$54.8 million) for the three months ended March 31, 1999, compared to US$27.3 million (Cdn$42.4 million) reported for the same period last year. Earnings per share on a fully diluted basis were US$0.24 (Cdn$0.36) for the year compared to US$0.21 (Cdn$0.32) during the same period last year. These results are below consensus analyst expectations due in part to lower than planned use of securitization funding during the quarter.

During the quarter the Company reduced its use of securitization funding by
approximately US$1.1 billion from originally planned levels.   As a result,
securitization fee income, which normally arises at the time loans are booked and sold through the Company's securitization vehicles, is being deferred to future reporting periods to be earned over time as net finance income.
Assets permanently funded on the balance sheet reduce net income by adding to the provisions normally taken for owned versus managed assets.

During the period the Company also recorded a one-time pre-tax gain of US$56.6 million (Cdn$85.9 million) arising from its unwinding of certain currency hedges no longer required following the change in the Company's reporting currency to US dollars from Canadian dollars.

"Despite reporting lower than expected first quarter earnings, our business fundamentals are strong," noted Steven K. Hudson, Newcourt's CEO. "We achieved record volumes in each of our two businesses, sales at our top vendor customers ran ahead of plan, we exceeded our targets to lower operating expenses, and our business backlogs increased. As was stated at the time of the announcement of our planned merger with The CIT Group, the intent
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is to reduce the combined company's reliance on securitization funding to less than 15% by year 2000. Newcourt took this opportunity to accelerate the shift in our funding mix in favour of on-balance sheet funding versus securitization."

Newcourt originated new asset-based financings of US$4.9 billion (Cdn$7.4 billion) during the first three months of 1999, an increase of 68% from US$2.9 billion (Cdn$4.5 billion) reported during the same period last year. Of the US$4.90 billion in new financings, US$3.9 billion (Cdn$5.8 billion) were generated from Newcourt Financial's activities in the commercial finance market. The remaining volume of US$1.0 billion (Cdn$1.6 billion) was originated by Newcourt Capital in the corporate finance market.

As a result of continued growth in the Company's loan originations and increasing use of on-balance sheet funding, tangible leverage increased to 6.6:1 as at March 31, 1999 compared to the 5.9:1 as at December 31, 1998. Total asset finance income for the three months ending March 31, 1999 rose 13% to US$236.7 million (Cdn$339.5 million) from US$209.2 million (Cdn$324.8 million) during the same period last year. Operating costs for the period, excluding depreciation and amortization, amounted to US$158.4 million (Cdn$240.5 million) compared to US$144.7 million ($224.7 million) for the same period last year. Expressed as a percentage of owned and managed loans, operating expenses on an annualized basis, excluding depreciation and amortization, declined from 2.7% at December 31, 1998 to 2.6% as at March 31, 1999.

At a meeting of the Board of Directors held May 5, 1999, a quarterly dividend of Cdn$0.06 per share was approved for payment on May 28, 1999 to shareholders of record as of May 18, 1999.

On March 8, 1999, Newcourt announced that it had entered an agreement with The CIT Group which would see the Company acquired by CIT in a share-for-share exchange. Subject to the achievement of a number of conditions as well as regulatory and shareholder approval, the transaction is scheduled to close in the third quarter of 1999. "Management is confident that the various conditions required to close the CIT/Newcourt merger will be met in accordance with the agreement," added Hudson.

Newcourt Credit Group is one of the world's leading sources of asset-based financing serving the corporate, commercial and institutional markets with owned and managed assets of US$25.1 billion (Cdn$38.0 billion) and a global capability in 26 countries.

This report may contain forward looking statements about the operations, objectives and strategies of Newcourt. These statements are subject to risks and uncertainties. Actual results may differ materially due to a variety of factors including competition, technological change, issues relating to Year 2000 readiness, the global capital markets and general economic conditions in the U.S., Canada, or internationally. These and other factors should be considered carefully and readers should not place undue reliance on Newcourt's forward looking statements.



























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                             Newcourt Credit Group Inc.
                      Summary of Quarterly Financial Statistics
                           for the period ended March 31, 1999,<fn1>
               (all amounts in United States dollars unless otherwise stated)


I.	Basic Earnings per Share (common and special)

Average shares outstanding during the period

Number of Common and Special Shares as at January 1, 1999                     148,312,634


                                                         # shares  # days o/s
Shares issued during the quarter ended March 31, 1999    11,475    53 / 90          6,766

Weighted average shares outstanding, March 31, 1999                           148,319,400

Net income for the year to date                                              $36,057<fn3>

II.  Comparative Earnings Per Share Summary
                                               Three Months Ended
                                                    March 31
                                               1999          1998<fn2>
Basic                                         $0.24<fn3>     $0.21
Fully Diluted                                  0.24<fn3>      0.21
Cash Basis                                     0.32<fn3>      0.31
Dividends per share (Canadian dollars)         0.06           0.04



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III.  Balance Sheet Highlights ($ millions)
                                                 As at March 31
                                               1999          1998<fn2>
Owned and managed assets                      25,144        	20,538
Tangible Equity                                1,773         1,455
Tangible Leverage                              6.6:1         6.1:1

IV.  Income Statement Highlights (US$000)

                                               Three Months Ended
                                                    March 31
                                               1999           	1998<fn2>
Operating income before taxes                60,396<fn3>      46,062
New originations                          4,899,397       2,922,538

Originations
U.S. & Canada            87.0%
U.K. / Europe             9.7%
Asia Pacific              2.6%
Latin America             0.7%
                          100%

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V.  Margin Analysis Summary (US$000)

(i) Securitization                         Three Months Ended
                                                March 31
                                           1999            1998<fn2>
Securitization Fees                        32,437          48,985
Assets Securitized                      1,040,174       1,056,135
Securitization Margin                        3.12%           4.64%

(ii) Syndication

Syndication  Fees                          16,820           6,524
Assets Syndicated                       1,038,952         553,500
Syndication Margin                           1.62%           1.18%

(iii) Net Finance Income

Finance assets held for
    investment                          8,900,429       7,420,011
Equipment under operating lease         2,265,632       1,852,035
Finance assets held for sale            2,061,763       1,029,513
Total owned assets                     13,227,824      10,301,559

Average total owned assets             12,777,906      10,065,100

Net Finance and Rental Income              94,676         122,494
Net Finance Income Margin                    2.96%           4.87%

Interest Expense                          199,944         140,935
OPEX / Owned and Managed
    Assets                                    2.6%            2.8%

<fn1>  All figures expressed in United States dollars unless otherwise stated
</fn1>
<fn2>  1998 financial figures have been translated from Canadian to US using a rate of 0.6443
</fn2>
<fn3>  Includes a pre-tax gain of $56,582 attributed to unwind of net investments hedges
</fn3>

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Newcourt Credit Group Inc.
                                CONSOLIDATED BALANCE SHEETS
                                        (Unaudited)

                             [in thousands of United States dollars]

                                             March 31,   December 31,
                                               1999         1998
                                                 $            $
ASSETS
Cash                                          440,355      998,807
Finance assets held for investment          8,900,429    8,611,705
Equipment under operating lease             2,265,632    2,173,514
Finance assets held for sale                2,061,763    1,542,769
Investment in affiliated companies            256,142      194,860
Accounts receivable, prepaids and other       402,434      310,948
Property and equipment, net                   100,244       93,874
Goodwill                                    1,275,188    1,280,036
Future income tax asset                       180,965      146,444
Total Assets                               15,883,152   15,352,957

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities      686,256      727,468
Debt                                       12,148,897   11,607,184
Total Liabilities                          12,835,153   12,334,652
Shareholders' Equity
Share capital                               2,792,137    2,792,861
Retained earnings                             255,862      225,444
Total Shareholders' Equity                  3,047,999    3,018,305
Total Liabilities and Shareholders' Equity 15,883,152   15,352,957

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Newcourt Credit Group Inc.

                   CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                                       (Unaudited)

         [in thousands of United States dollars, except for per share amounts]


                                                      Three Months Ended
                                                    March 31,       March 31,
                                                      1999             1998
                                                        $                $
Asset finance income
      Net finance and rental income                   94,676           122,494
      Gain on sale of finance assets                  49,257            55,509
      Management fees and other income                92,786            31,243
Total asset finance income                           236,719           209,246
Salaries and wages                                    88,930            75,243
Operating and administrative                          69,463            69,504
Depreciation and goodwill amortization                17,930            18,437
Operating income before income taxes                  60,396            46,062
Provision for income taxes                            24,339            18,751
Net income for the period                             36,057            27,311
Retained earnings, beginning of period               225,444            81,240
Dividends paid on common shares                       (5,639)           (3,596)
Retained earnings, end of period                     255,862           104,955

Earnings per common share:
Basic                                                  $0.24             $0.21
Fully diluted                                          $0.24             $0.21


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